UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012 (Report No. 3)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

Update on Note Conversions

On August 1 and 2, 2012, the Company received from Bank Hapoalim, its Israeli depository, notices of conversion of NIS 751,394.34 (or approximately $189,000) aggregate principal amount of Series B notes, into 410,598 ordinary shares.

After giving effect to such conversions, there will be NIS 20,268,821 (or approximately $5.1 million) aggregate principal amount of Series B notes held by investors and 30,891,939 ordinary shares of the Company outstanding. In addition, there are NIS 77,735,203 (or approximately $19.5 million) aggregate principal amount of Series A notes of the Company held by investors.

The foregoing does not include NIS 26,000,000 (or approximately $6.5 million) aggregate principal amount of Series A notes that were purchased in the open market by Orckit-Corrigent Ltd., a wholly-owned subsidiary of the Company, in 2009 and are now secured by a lien in favor of the trustee of the Series A notes.

The U.S. Dollar amounts appearing in this report are based on the representative exchange rate published by the Bank of Israel on August 2, 2012 and are subject to change as the exchange rate of the New Israeli Shekel in relation to the U.S. Dollar fluctuates. Principal amounts of notes do not include amounts for CPI linkage or accrued interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                    ORCKIT COMMUNICATIONS LTD.

Date: August 5, 2012                                                               By:/s/ Izhak Tamir
  Izhak Tamir
  President